DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02029903

NO ACT
P.E 12-27-2001
132-02322

DIVISION OF
CORPORATION FINANCE

March 8, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/8/2002

Linda S. Peterson
Assistant General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Re: Occidental Petroleum Corporation
Incoming letter dated December 27, 2001

Dear Ms. Peterson:

This is in response to your letter dated December 27, 2001 concerning the shareholder proposal submitted to Occidental by Emil Rossi. We also have received a letter on the proponent's behalf dated January 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 27, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, as amended by his representative John Chevedden, a copy of which amended proposal is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2002 Annual Meeting of Stockholders.

Occidental received a proposal from Mr. Rossi on October 25, 2001, a copy of which is attached hereto as Exhibit B (the "Rossi Proposal"). The Rossi Proposal requested the termination of any existing poison pill unless such poison pill had been approved by stockholders, and named Mr. John Chevedden as Mr. Rossi's representative with respect to the stockholder proposal. On November 6, 2001, Occidental received an amended proposal from Mr. Chevedden, which is attached hereto as Exhibit C (the "First Amended Proposal"). The First Amended Proposal contained two proposals: (i) the Company should seek shareholder approval prior to adopting any poison pill; and (ii) the Company should terminate any pill now in effect unless it has been approved by a shareholder vote. Occidental notified Mr. Chevedden (with a copy to Mr. Rossi) on November 16, 2001 (a copy of which notice is attached hereto as Exhibit D), that, in order to comply with proxy rules, he needed to submit only one proposal. By amendment received November 28, Mr. Chevedden amended his proposal.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3), because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials, and Rule 14a-8(d), which limits the length of proposals submitted to 500 words.

Discussion

A. The Proposal is contrary to Rule 14a-9 and may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See Phoenix Gold International, Inc., available November 21, 2000, and Honeywell International Inc., available October 26, 2001 (the Staff allowed the deletion of certain statements that were false and misleading).

Occidental believes that it is misleading for the Proponent to cite the study released in 1986 by the Office of the Chief Economist of the Securities and Exchange Commission ("SEC"). The citation to this 15-year old study implies that the study was and is still valid. In fact, the methodology and findings of the study have been routinely criticized. See John C. Coates IV, Takeover Defenses in the Shadow of the Pill: A Critique of the Scientific Evidence, 79 Tex. L. Rev. 271. Moreover, Occidental is concerned that the citation to a study by the Staff of the SEC will mislead stockholders into believing that the SEC has taken a position against poison pills and that stockholders will be unduly influenced by such citation.

The reference by the Proponent to "Power and Accountability" by Nell Minow and Robert Monks is false and misleading. The work is introduced on the corporate library web site as "A provocative answer to anyone alarmed by Barbarians at the Gate". There is no index to the article so it is impossible to easily find the "Additional Support for this Proposal Topic" promised by the Proponent. Rather, what one finds, as exemplified by Chapter 1, a copy of which is attached as Exhibit E, appears to be a general diatribe about American corporations.

The reference by the Proponent to the position taken by The Council of Institutional Investors is false and misleading. The Proponent implies that the Council policy with respect to a stockholder vote on poison pills is absolute. In fact, the lead in to the Council's policies states:

> "Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and *Council members only raise policy issues in particular situations when underlying facts warrant* (emphasis added).

The Proposal is rife with other misleading and unverifiable statements. The following are examples of such statements:

> "Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders."

Mr. Chevedden offers no citations in support of such statements. His fails to define the vague term "institutional investors," nor does he identify which "institutional investors" hold this belief. Without citations, this statement can only be taken as Mr. Chevedden's opinion disguised as fact.

> "This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000."

Again, Mr. Chevedden uses a vague term – "institutional support" – without defining such term. He also (a) fails to identify the 26 "major" companies to which he refers; (b) fails to explain how he arrived at his "57%" statistic; and (c) fails to explain whether his statistic accounts for broker non-votes and abstentions. Because he offers no way to verify his statement, it should be considered false and misleading.

> "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting."

This proposal topic actually won 60.2% of the vote at the Burlington Northern Santa Fe annual meeting; Mr. Chevedden has chosen to re-calculate the vote totals without counting broker non-votes and abstentions.

> "In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well."

This statement implies that the Company has a poison pill in effect and that the Company has done nothing to remove anti-takeover provisions. In fact, Occidental let its poison pill expire by its own terms in October 1996, and has taken no action since then to adopt another rights plan. Additionally, Occidental amended its Restated Certificate of Incorporation in 1997, to declassify its board of directors. Contrary to what is implied by the Proponent, this amendment was voted on by the Company's stockholders at Occidental's 1997 annual meeting.

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the prohibition in Rule 14a-9 against false and misleading statements.

B. **The proposal is contrary to Rule 14a-8(d) and may be excluded pursuant to Rule 14a-8(i)(3).**

Rule 14a-8(d) provides that a proposal may be omitted from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to avoid the limitation by incorporating an SEC study as well as directing stockholders to not one but two web sites for supporting arguments.

The Staff has previously found that references to web sites are excludable and may be omitted from supporting statements, whether they are web sites of the proponent (See Templeton Dragon Fund, Inc., *available* June 15, 1998 or of a third party *(See* Boeing Co., available February 23, 1999; Emerging Germany Fund Inc., available December. 22, 1998; Pinnacle West Capital Corp., available March 11, 1998).

In this case, the Proponent has made only the most cursory attempt to provide a supporting statement. Instead, he gives a misleadingly, abbreviated statement, for example: "Pills adversely affect shareholder value." Then, he refers stockholders to an article and other information published on the Internet that he claims supports the statement. The use of the web site addresses allows the Proponent to incorporate additional material, which may or may not support his Proposal, with the result being a supporting statement that is well in excess of the 500-word limit under Rule 14a-8(d).

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the 500-word limitation in Rule 14a-8(d)

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. John Chevedden (with a copy to Mr. Emil Rossi), with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit F.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 19, 2002. Accordingly, we would appreciate receiving your response no later than March 1, 2002. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Pet

Linda S. Peterson

Enclosures

cc: Mr. John Chevedden
Mr. Emil Rossi

lsp\proxy\noact\s002/-rossi-122601

EXHIBIT A

In response to the Occidental Petroleum Corporation letter
November 28, 2001

---

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Occidental shareholders request that our Board of Directors adopt a meaningful shareholder vote policy on poison pills. This consistent single policy includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

Institutional Investor Support

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Post-it® Fax Note 7671	Date 11-28-01 / # of pages ▸ 2
To Linda E. Peterson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310/371-7872
Fax # 310/443-6690 310/443-6195	Fax #

Institutional Investor Support Is High-Caliber Support
This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company
This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

Text above the first line and below the second line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

Emil Rossi
P.O. Box 249
Boonville, CA 95415

FX: 310/443-6195
FX: 310/443-6690
PH: 310/208-8800
Email: oxyweb@oxy.com

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp.
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. Irani and Directors of Occidental Petroleum Corp.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,

Emil Rossi
Record Holder
Occidental Petroleum Corp.

Oct 22 2001
Date

cc:
Donald De Brier
Executive Vice President, General Counsel and Secretary
FX: 310/443-6195

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm & www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT C

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

November 5, 2001
Boonville, CA 95415

FX: 310/443-6195
FX: 310/443-6690
PH: 310/208-8800
Email: oxyweb@oxy.com

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp.
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. Irani and Directors of Occidental Petroleum Corp.,

This is an update of the rule 14a-8 proposal submitted recently. This update is submitted according to the earlier shareholder authorization.

This update of the earlier Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden on behalf of
Emil Rossi
Record Holder
Occidental Petroleum Corp.

cc:
Emil Rossi

Donald De Brier
Executive Vice President, General Counsel and Secretary
FX: 310/443-6195

Nov. 5, 2001 Update

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT D

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

November 16, 2001

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Stockholder Proposals for 2002 Annual Meeting

Dear Mr. Chevedden:

Occidental Petroleum Corporation ("Occidental") has received a letter from Emil Rossi, dated October 22, 2001, and a letter from you dated November 5, 2001, concerning proposals to be submitted in the 2002 Proxy materials.

Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, provides that a proponent may submit no more than one (1) proposal for inclusion in the proxy materials. Your proposal as amended contains two proposals. The first is to seek shareholder approval prior to adopting any poison pill. The second is to terminate any pill now in effect unless it has been approved by a shareholder vote. Because these are two separate matters, we believe your proposal does not comply within Rule 14a-8(c).

Accordingly, as required by Rule 14a-8(f), Occidental hereby requests that you reduce the items submitted to the limits (i.e., one proposal) required by the Rule by sending Occidental written notice of which proposal you want included within fourteen (14) calendar days from your receipt of this letter. If notice is not received within that time, Occidental will seek the approval of the Securities and Exchange Commission to exclude all of the proposals you submitted.

Please note that, if you do limit yourself to one proposal, Occidental still may seek to omit that proposal if Occidental believes there are grounds under Rule 14a-8 to do so. A copy of Rule 14a-8 is enclosed for your information together with a copy of Securities and Exchange Commission Staff Legal Bulletin No. 14, which explains the Rule 14a-8 no-action letter process.

Sincerely,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Emil Rossi

eae\proxy\rossi

EXHIBIT E

Shareholders and Stakeholders

POWER AND ACCOUNTABILITY

Next Chapter - Table of Contents

Shareholders and Stakeholders

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I was driving through Maine one late summer day when I stopped to admire a river running through a pretty wooded area. I noticed big, slick bubbles of industrial discharge corroding the vegetation along the riverbank, and I wondered: Who wants this to happen? Not the owners of the company, the shareholders. Not the managers or employees, who want to live in a healthy environment. Not the board of directors, not the community, not the government. I could not think of anyone connected with the company emitting the effluent who wanted the result I saw. This was an unintended consequence of the corporate structure. The very aspects of the company's design that made it so robust, so able to survive changes in leadership, in the economy, in technology, were the aspects that led to this result pollution that no one wanted, and everyone would pay for.

I realized I was part of the problem some time later, while in my office at the Boston Safe Deposit and Trust Company, where I was Chairman of the Board. I was looking over the proxies that it was our responsibility, as trustee for $7 billion in assets, to vote, and I was preparing to do what we had always done - vote with management on all of them. I picked up the proxy for the company that produced the industrial sludge I had seen, and I realized that if I voted for management, I was endorsing this activity. Those of us who managed money on behalf of others had the opportunity, and the responsibility, to tell management that this activity was unacceptable. But none of us was doing it.

No Innocent Stockholders

There is no such thing to my mind . . . as an innocent stockholder. He may be innocent in fact, but socially he cannot be held innocent. He accepts the benefits of the system. It is his business and his obligation to see that those who represent him carry out a policy which is consistent with the public welfare.

Louis Brandeis

Many companies violate the law. Beech-Nut sold sugar water as apple juice for infants. Alleco was convicted for price-fixing. E.F. Hutton pled guilty to 2,000 felony counts in 1985. An Exxon ship spilled 240,000 barrels of oil in Prince William Sound.[1] Over $2 billion was spent on cleanup by Exxon as of January 1991.[2] Other companies operate within the law, but they abuse their investors with outrageous compensation packages for management or entrenchment devices that prevent a beneficial sale of the company. These activities are not just bad for the shareholders; they are bad for the market, bad for the community, and bad for the economy.

This book is about how these kinds of things happened, and why, and how to make it harder for them to happen again. It is also about how changes in the composition of the shareholder community over the past decade have made it possible to restore the corporate organization to its original design. And this will revive the management accountability that is the best guarantee not just of corporate performance in the public interest, but of competitiveness and productivity as well. If all of our recommendations are followed, does that mean there will no longer be pollution in a remote river in Maine? No, it doesn't. But it does mean that it will be much more difficult for corporations to ensure their survival by making everyone else pay the costs.

"The Business of America Is Business"

Previous Section - Next Section - Chapter Contents

We begin with some background about the development of corporations in this country. Corporations have an immeasurable impact on every aspect of American life not just what we buy, where we work, and which diseases we cure, but much, much more. Retailing corporations were responsible for changing the date on which we celebrate the oldest of American holidays. In 1941, Congress moved Thanksgiving up a week to create more time for Christmas shopping.[3]

It has been said that "I Love Lucy" is playing somewhere in the world every moment, 24 hours a day sort of the twentieth-century equivalent of "the sun never sets on the British Empire." The people across the world who watch that program will think that the word *lucky* does not exist in the American vocabulary. The sponsor banned it because it was the name of a rival cigarette. Corporations fund, and therefore help to direct, our universities, our charitable institutions, our political campaigns. More than that, they are, in a way, our art form.

The United States has not yet produced a Michelangelo, a Beethoven, a Plato, or a Mohammed. The great genius of our republic has been in creating and preserving a free and open environment in which citizens can prosper. The most conspicuous demonstration of this goal is the surge of America over the last century to a leadership position in worldwide manufacturing and commerce. The very land and air of America has not only ensured domestic prosperity but also has enticed and inspired hardworking immigrants from many lands. Their names and accomplishments are key components of the national soul.

The idea of the private corporation was not unique to America back in the eighteenth century, but it was perhaps uniquely suited to America, the first country established as a constitutional democracy. Ours was the first society where a person could achieve the highest levels of fortune and status through commerce, and it is no coincidence that the United States and its corporations have been very good for each other and to each other. Capitalism was as much a part of America as the frontier; both were infinite resources waiting for someone to tame them. The famous statement of former General Motors president Charlie Wilson at his confirmation hearing for secretary of defense still rings with his absolute conviction: "For years I thought what was good for the country was good for General Motors, and vice versa."[4] He was not the only one who found it unthinkable that there could be any conflict of interests between the corporate good and the national good.

An impoverished Scottish family named Carnegie arrived in Pittsburgh in the middle of the nineteenth century. The spirit that had been ground down by centuries of marginal existence in Dunfermline, Scotland, acquired in the New World such vigor and purpose that it brought forth in Tom and Andrew Carnegie a new breed. The importance of commerce was already established. Just emerging was the realization that new technologies could cure disease, alleviate burdens, improve communications, and change the physical aspect of the world. Openness was the key openness to new people, new ideas, and new ways of doing things. It was as if the commercial potential of the human spirit had been given its first real opportunity.

America welcomed all the "wretched refuse" and provided the framework for commercial accomplishment that made those that succeeded not merely rich but themselves world leaders, entitled to the respect of every man, emperor, pope, and field marshal. Carnegie lived long enough to direct the application of this tremendous wealth into public libraries, a World Peace Palace, and great foundations endowed to ensure the permanent enrichment of public dialogue. The immigrant boy grew into a man who called the kaiser of Germany "Bill."

Can We Still Compete When the Business of the World

Becomes Business?

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What Americans like to think of as the generic aspects of the national character energy, self-confidence, a certain naivete, tinkerer's skills, and courage incarnate the elements necessary for business success. Those elements still exist in this country, but apparently they are not enough. In the last few decades, we have had to accept that American business is no longer competitive, a realization that is profoundly conflicting with our deepest notions of ourselves.

Evidence of our decline is inescapable. World consumers even Americans prefer automobiles, television sets, cameras, clothes, and virtually all kinds of products made in other countries. Across the entire spectrum of industry we are confronted daily by the reality that others are doing better what we did best in former times. We may have expected that we could not maintain our position of dominance after World War II, but after only a few decades our advantages in a limited number of areas, such as computers and aircraft manufacturing, suggest a return to the earliest days of the republic, when the colonies were the "hewers of wood and drawers of water." This is more than just a commercial failure, a loss of money; it is as if the very essence of Americanism, so long the envy of the entire world, has been tested and found wanting.

There have been many places to assign blame. Some people suggest that our government policies are at fault, while others point to the lack of skill of labor and management, the cost of capital, or even the seeming invincibility of our foreign competitors. The inefficiencies of our educational system and our tax and accounting policies, as well as the vagaries of currency valuation and short-term profit orientation by managers and shareholders, are also frequently named factors in our predicament.

Much can be and should be done about each of these problems, but even improvement in all these areas seems inadequate to the scope of the problem. And some of the complaints are so narrow in focus that they obscure the point. Can cost of capital really be the ultimate problem in a time when the largest American corporations are buying back their own common stock? When some "experts" blame it on a weak dollar, and others blame a strong one, the problem has to be something else. Is the diversion of management attention to the risk of a hostile takeover more harmful to competitiveness than an atmosphere of entrenchment?

Our failure is so pervasive, so broad across all sectors of industry, that the problem must be dysfunction of the corporate system. The source of its failure is found in its success. The corporate structure was as important in transforming commerce as the assembly line. Both were based on the same principle, specialization. You didn't need to know how to make a chair to work in a chair factory; all you needed to know was how to put the chair leg into the chair seat. And you didn't need to know how to make a chair to invest in a chair company; all you needed to do was buy some stock. But either system works only if it is based on accountability. The foreman needs to make sure that the workers are putting chairs together correctly, or the customers will stop buying them. And the company has to produce returns, or the investor will sell out.

The Key to Corporate Vitality

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The genius of the corporation, the factor that accounts for its almost universal use in the modern industrialized world as the preferred form for large commercial enterprises, is its internal dynamic of accountability. The corporation's vitality is based on trust, bridging law, tradition, and management theory trust that managers will work loyally and effectively to realize the full potential of value for the owners, and that the owners can be counted on to ensure that the venture operates in their interest, their interest standing for everybody's interest. If the corporate structure is inadequate to maintain that trust, then all of the changes in laws, monetary policy, and trade agreements cannot solve the problem. In this book, we demonstrate that it has been inadequate.

Trust has been more myth than reality. The aspects of the system designed to help the corporation preserve itself have worked, but the aspects of the system designed to make sure that this self-preservation was consistent with the public interest have not. As we document in Part II, state government, local government, boards of directors, and even the marketplace itself have all been unable to keep the interests of the corporation aligned with those of the community, or, to put it another way, to keep the corporation from making everyone else pay the costs of its profits.

But we have found that there is still magic in America, not only in the justly fabled products of individual genius the Polaroid of Edwin Land, Steve Jobs' Apple, and Ross Perot's many ventures but also in those companies that have remained faithful to the discipline of trust and the spirit of openness. We want this book to be read in the context of our unshakable optimism and our conviction that what is wrong with American business can and will be fixed.

The exciting story of America's post-World War II economy is how many new companies have been started, how many have prospered and grown. The new, the open, and the energetic are as welcome as in the most expansive days of the republic.

What Works: The Tyco Example

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As a director since 1985, I have had a front-row seat to watch one good example of corporate success, Tyco Laboratories. In the creative atmosphere of greater Boston in the 1950s, it was said that two men, a wheelbarrow, and an abandoned textile mill were all that was needed for a successful new venture. Throw in a few Ph.D.s, at a million dollars a pop, and you could have a successful public offering of the nascent company's stock. Arthur Tyler's idea was to provide organization and financing for inventors, and thus Tyco was born. With worldwide sales of $3.5 billion, it is one of the *Fortune* 200. The company has been far afield, from joint ventures with Mobil to a variety of attempted hostile takeovers before the concept was popular. The company has grown rapidly in recent years, under the leadership of John Franklin Fort, into an integrated worldwide leader in automatic sprinkler equipment. Fort, a Princeton engineering graduate with an industrial management degree from the Massachusetts Institute of Technology, has risen through the operating ranks of the company. There is no corporate jet, there are no corporate clubs, and there are only 35 employees at the corporate headquarters in Exeter, New Hampshire. A simple incentive system is key to the decentralized management style. Compensation is based on profits of individual business units.

Tyco's acquisition record is impressive. All four of its acquisitions in the last five years fit its current business mix and offer genuine merger benefits without causing dilution of earnings. Acquisitions are not made to increase size; they are made to further industrial integration and to improve profits.

The company demonstrates many of the elements that have given American business its deservedly high reputation in the years following World War II. These include strong leadership from a chief executive officer who focuses on technology, operations, and profits. Compensation is direct and to the point; there are no footnotes on the corporate balance sheet for yachts, farms, consultancies, and the like, just direct grants of stock on top of a modest cash base. The company has an industrial purpose. Corporate resources are not diverted to unrelated technologies.

There will certainly be times when the Tyco story is not as favorable as it is today. However, a company with a worldwide product niche, no frills, and a 23 percent compound growth rate over the past five years makes a compelling example.

There is nothing "magic" in Tyco's technology. There is no reason any well-run manufacturing company could not approach Tyco's performance record. Shareholders should reasonably expect their directors to choose managers who can either emulate the "lean" management style or explain the correlation between higher expenses and profit realization.

Discipline in business should emanate from adding value, from quality, and from productivity, but discipline is diluted by management style that is circumscribed by numbers. The problem is that, at some point in growth or in the conglomeration of unrelated businesses, the discipline of having an industrial purpose is lost, and management becomes a matter of numbers. Even the most reputable accounting systems can be manipulated. The very mass of numbers tends to cloud the capacity to require specific accountability.

Tyco shows us one answer to those who denigrate America's companies and management. It can be done; it is being done. Like Smith Barney's celebrated advertisement about making money "the old-fashioned way," the Tyco secret is focus on producing quality goods to meet customers' needs at a competitive cost. Tyco has its biggest challenges ahead. It is not a mature company. It has not had to struggle to maintain the keenness of youth. Like other companies, it will need to continue to evaluate whether yesterday's choices will work for tomorrow. For now, though, it is thriving in an environment that other companies find prohibitively restrictive.

Legitimacy and Accountability: The Tie That May Not Bind Enough

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Many of these restrictions faced by companies like Tyco can be traced back to concerns about power being exercised by private entities. The early days of corporate development reflect a deep suspicion of private power. This power was made legitimate in the same way as the exercise of public, or government, power through a system of accountability to those affected.

At least, that was the theory. However, it became clear that corporations did not have the human capacity of responsibility. Limiting the liability of investors in corporate enterprises to the amount of their investment had a potentially pernicious effect in decreasing the personal responsibility on which the integrity of democratic institutions depends. But, as we show in Part II, this did not fit well with the corporation's tendency to act in its own interest without reference to individual concerns.[5]

Citizenship in Corporate America

He discovers, in fine, that citizenship in his country has been largely meta-morphosed into membership in corporations and patriotism into fidelity to them.

John P. Davis

Source: Corporations, Capricorn Books, New York, Vol. 2, 1981, p. 280 (originally published in 1905).

There were thus two continuing challenges to maintaining some connection between management and ownership (as representing the public interest). The first was limited liability, and the second was the fragmentation of ownership into shares so small that the whole concept of ownership was diluted to the point of disappearance. Shareholders were no longer owners so much as investors or even speculators. No institution for collective action by owners developed. The absence of a human element in corporations made necessary the design of other mechanisms to limit corporate power. But, as we describe in Part II, none of them has been successful.

The combination of state and federal governmental power is not sufficient to ensure that corporations act in the public interest. In Chapter 4, we discuss the trend characterized as the "race to the bottom," which has eliminated substantive requirements in the state laws authorizing corporate formation and operation. It has now found its international counterpart in the domiciles of convenience for modern corporations seeking tax and regulatory leniency. The sociological trend will lead to a time when where one works is a more important affiliation than the country where one holds citizenship.

Rights of the Corporate Citizen

A State grants to a business corporation the blessings of potentially perpetual life and limited liability to enhance its efficiency as an economic entity. It might reasonably be concluded that those properties, so beneficial in the economic sphere, pose special dangers in the political sphere. Furthermore, it might be argued that liberties of political expression are not at all necessary to effectuate the purposes for which States permit commercial corporations to exist. So long as the judicial branches of the State and Federal Governments remain open to protect the corporation's interest in its property, it has no need, though it may have the desire, to petition the political branches for similar protection. Indeed, the States might reasonably fear that the corporation would use its economic power to obtain further benefits beyond those already bestowed.

William Rehnquist

Source: Dissenting opinion, *First National Bank of Boston v. Bellotti,* 435 U.S. 765, 825, 826 (Sup. Ct. 1978).

The Corporate Citizen

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As corporations have become increasingly large, the confusion in American society about an appropriate role for them is still evident, at least in some contexts. The Supreme Court of the United States has made a number of rulings reflecting concerns about the role of corporations in politics. In March 1990, a bitterly divided court upheld a Michigan statute that prohibited the use of general corporate funds (contrasted with PAC funds) for independent expenditures in connection with state elections.[6] The issue was whether corporate managers can use shareholder assets to promote a political agenda. The language of the majority opinion was surprisingly shrill. Justice Marshall referred to the "corrosive and distorting effects of immense aggregations of wealth that are accumulated with the help of the corporate form and that have little or no correlation to the public's support for the corporation's political ideas.... We emphasize that the mere fact that corporations may accumulate large amounts of wealth is not the justification for [the challenged statue]; rather, the unique state conferred corporate structure that facilitates the amassing of large treasuries warrants the limit on independent expenditures."[7] The Court spoke of "the special benefits conferred by the corporate structure," referring to "limited liability, perpetual life, and favorable treatment of the accumulation and distribution of assets,"[8] and concluded: "These state created advantages not only allow corporations to play a dominant role in the nation's economy, but also permit them to use 'resources amassed in the economic market place' to obtain 'an unfair advantage in the political marketplace.'"[9] As Justice Brennan pointed out, the problem is that corporate managers can use corporate assets to promote views not necessarily shared by the corporation's owners. Indeed, the American tradition of denying express power to government encouraged the belief that power granted to corporations would further the interests of the individual against the state.

Pro: Corporations Bring Ideas to the Marketplace

The advocacy of [AT&T or General Motors] will be effective only to the extent that it brings to the people's attention *ideas* which despite the invariably self-interested and probably uncongenial source strike them as true.

Justice Antonin Scalia

Source: Dissenting opinion, *Austin v. Michigan State Chamber of Commerce* (#881569), March 27, 1990, p. 5.

Con: The People Who Pay for It Might Not Approve

While the State may have no constitutional *duty* to protect the objecting chamber member and corporate shareholder: in the absence of state action, the State surely has a compelling interest in preventing a corporation it has chartered from exploiting those who do not wish to contribute to the chamber's political message. "A's right to receive information does not require the state to permit B to steal from C the funds that alone will enable B to make the communication."

Justice William Brennan

Source: Concurring decision, *Austin v. Michigan State Chamber of Commerce* (#881569), March 27, 1990, p. 7.

Free speech as contemplated in the Bill of Rights bears little relationship to the use of a corporation's resources to amplify its "speech" without any guarantee that it accurately reflects the views of the corporation's shareholders or even its employees.

The Tower of Babel

Through the centuries, corporate power has been the focus of a great deal of scholarship and debate; but each of the professions has described the phenomenon in its own language. Lawyers, economists, financial analysts, political scientists, ethicists, and managerialists are like the builders of the Tower of Babel, all working toward the same goal but unable to communicate because they speak different languages.

The problem that all of them try to address is that managers will never be as scrupulous in creating value for investors as they will in creating value for themselves, yet that is precisely what the corporate structure requires investment of the capital from one group, the labor of another, and the management skills of a third, all geared to maximizing profit, with the primary obligation to the investors. All of the disciplines recognize that there must be some accountability from those who exercise power to those who are affected by it. All try to provide for and characterize the optimal accountability. But, as we will show in Part II, the corporate structure was so successfully designed for self-preservation that it has been able to counter every attempt at imposing accountability. And the Babel of languages has only obscured the picture.

The language of economics calls this accountability problem one of "agency costs." Economics has stressed that managements, acting as agents, will be imperfectly linked to their owner principals. It has suggested a set of institutional cures for this problem that ranges from better structuring of managerial contracts to adjusting the workings of the market for corporate control.

The law calls the same problem "conflicts of interest," because each party wants its own interests to come first. And the law has developed its highest standard, the fiduciary standard, to govern the relationship of managers to owners. But the language of law is the language of contracts, and the law has also traditionally viewed corporate governance within the framework of the duty of management to a number of constituencies with contractual claims on the corporate entity. Legal precedents have established the right of shareholders to hold management accountable through a system of voting and, when all else fails, through litigation. Litigation has its own language, very process-oriented, with a lot of emphasis on "standing" to sue, and the timing of the suit [it can be thrown out if it is too early (not "ripe") or too late ("moot")].

Management studies show that companies, confronted with conflicting pressures and opposing interests, actually make decisions in the interest of the companies' continuing existence, without reference to the concerns of the traditional constituencies. Political science and economics have provided evidence on how the system of public power the political system tries, with limited success, to hold management accountable to changing social and political mandates over time.

Ethicists have described how corporate structure and corporate culture further, or fail to further, "moral" conduct and decision making among managements.

Those standing in different spots in the corporate structure also have fragmented understanding, something like the blind men and the elephant, each one interpreting the part he is holding on to as the whole. Those who represent corporate management conclude that "shareholders will do better if management tends to all these responsibilities."[10] In other words, "trust me." Shareholders claim they are management's allies, at least good management's allies. In other words, "trust me." The financial community wants to decide which management deserves support. In other words, "trust me."

In the current environment, these contributions, important as they are, are too specialized and too divisive to serve as a broad conceptual framework for analyzing corporate governance problems. We lack the capacity to understand the problem because we lack the language. The problem is beyond our capacity to describe and understand because it transcends the specialized disciplines that have been developed to analyze, govern, and monitor corporations.

What is needed, instead, is a reexamination and synthesis of the language, concepts, and evidence of corporate governance research as contained in economics, finance, political science, law, and other disciplines. This kind of reexamination can create a new framework for understanding the concept of the corporation and the power it exercises, and for developing new theories about how to ensure that it is exercised responsibly. The violence of the market for corporate control over the past decade, and its resulting turbulence, lend urgency to this effort. The 1980s may not have been the decade when traditional governance notions were first eclipsed by developments in finance, policy, and law, but it was the decade that made it indisputably clear that what was left was just not working.

To begin to understand the problem and develop a solution, we must step back and look at specific aspects of corporate governance within a historical and economic framework. At the core, there is a common theme: the need to understand the exercise of private power by modern corporations in the United States how it is created, how it is used, and how it is manifested. The relationship between power in the private and public sectors continues to be the central question of our political system. Some on the right are inherently suspicious of government and want as much as possible to be established privately. Libertarian extremists even urge that the government get out of the "business" of schools, highways, and everything else but defense. Some on the left are inherently suspicious of private power in general and corporations in particular. They want policy to be made by the government. Those decisions that are left to the private sector must be heavily influenced by government, through regulation.

Strange Bedfellows

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However, debates over the appropriate limits on private power do not always reflect party lines. Despite his Republican credentials, Richard Nixon reflected the political spirit of the time by presiding over the creation of some of the most intrusive regulatory agencies ever to sit across the table from American business, including the Occupational Safety and Health Administration, the Consumer Product Safety Commission, and the Environmental Protection Agency. He also instituted wage and price controls. Jimmy Carter, running as a Washington outsider, decried government regulation and promised to reform it. But it was Ronald Reagan who really began to dismantle government regulation on a large scale, creating the Presidential Task Force on Regulatory Relief and issuing reports that tracked the declining number of pages in the federal register. Reagan's first secretary of the interior, James Watt, presided over a massive plan to privatize many of the department's programs. Eight years later, the controversial rollbacks in regulation of the environment and the financial industry have led the chairman of that task force, George Bush, to begin to reregulate.

Despite its prominence in political debate, corporate power and its systems of checks and balances are not well understood. Corporate power at its current level was not foreseen by early lawmakers and constitutional scholars, and its foundation in law is uneasy and inconsistent. But it is clear that the question of the legitimacy of corporate power in the United States has been transformed. Originally, the government had to review and specifically approve each corporate charter as being essential for a specific purpose that was in the public interest. Now one does not ask so much as notify the state that a corporation has been created. Anyone can incorporate for any activity that is not illegal. And the corporation, granted at least some of the constitutionally protected right of free speech originally contemplated for individual citizens, has now been accorded the right to question and challenge whether government is acting in the public interest.

In fact, government is now as much a creation of business as the other way around. Businesses grew so fast that there was no opportunity for other national institutions to develop adequate power to filter the impact of commerce on civil life. So Big Business begot Big Government. Because the goals of business are not always identical to the goals of society (which is partially a failure of the corporate governance system, as we will show), some institution was needed to harmonize the undoubted benefits of active commerce with the various needs of other constituencies. In the United States, this organization was the federal government, the only other major national institution.

There have been three principal eras of federal government regulation of business: (l) turn-of-the-century antitrust legislation; (2) "New Deal" bills of the 1930s addressing particular elements in the economy that had failed (the securities and banking industries, for example); and (3) health and safety "externality legislation" of the 1960s, which established new federal standards and enforcement mechanisms for business impact ranging from the environment to workplace safety to discrimination in employment.

The number of federal employees engaged in business regulation, the number, length, and complexity of proposed rules, and the expense of lawyers, arbitrations, and court proceedings have created the impression of a constantly increasing federal "control" over business. But, as we discuss in Part II, in virtually every case business has neutralized or even co-opted these efforts. The expense of confrontation between business and government may be one of the critical reasons for American noncompetitiveness in the world economy, but the actual impact of all the laws, all the regulations, and all the bureaucrats on large corporations is surprisingly small.

Although there is a plethora of organizations representing every element of private life, there is no single credible spokesman for the capitalist system, the industrial sector, or the interests of business as a whole. The Business Roundtable represents management. The unions represent labor. Trade associations represent their members. And, in general, the stakeholders in American corporations investors, customers, workers, and the community have traditionally used government as the medium through which they relate to each other. In the United States, we do not have institutions to force business to resolve conflicting claims; competing interests have been reconciled through the law. By contrast, other countries have private structures to resolve such issues, as we discuss in Chapter 7.

Accountability, Trust, and the 900-Pound Gorilla

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In a way, economic legitimacy (competitiveness) and political legitimacy (accountability) are two sides of the same thing. The foundation of our concept of corporations is our belief that because shareholders can be counted on to require that their own long-term interests be accommodated, corporations will be directed along the lines most beneficial to society. This accountability allows us to give corporations enormous power to make decisions that affect every aspect of our lives.

For that reason, it is worthwhile to examine the nature and extent of the accountability. For instance, if owners are entitled to the residual benefits from corporate activity, why are they not accountable for its liabilities? Limiting owners' liability to the extent of their investments, combined with the development of liquid markets, has changed the essential character of shareholders. Having only a day-to-day interest in the value of a piece of paper, they have lost any long-term interest in the value of the company and now bear little resemblance to the owner so venerated by tradition and law.

But, as we describe in detail in Part III, we are now witnessing the reagglomeration of ownership of the largest corporations, so that longterm shareholders are well on the way to majority ownership of America's companies. They are, of course, the institutional shareholders, who invest collections of individuals' assets through pension funds, trusts, insurance companies, and other entities.

We recognize that there is an irreducible difference of objectives between owners and managers. This has resulted in notorious failures in the system during the recent decade of hostile takeovers. Both owners and managers have, on occasion, acted in outrageous disregard of each other's rights. Coercive bust-up takeovers on the one hand and outrageous compensation and entrenchment tactics on the other have all demonstrated the absence of an effective and constructive relationship between owner and manager.

Individual shareholders can make their own trade-offs in deciding whether to exercise their rights as owners of a corporation. But as fiduciaries, institutional investors have no such out. Institutional shareholders are the famous 900-pound gorilla, entitled to respect on account of size and might. More important, as fiduciaries, they are legally obligated to use that muscle and act as owners. For institutions, ownership is not so much a right as a responsibility. That is a key distinction. So long as voting and other ownership characteristics were seen as rights, failing to exercise them was considered at worst inconvenient, but not as harming or diminishing the value of the property. When ownership is recognized as a responsibility, the legal liability for failing to exercise it is undeniable.

The evolution of the market has produced, in institutional investors, a small group of easily identifiable owners who have the capacity to understand and act. They also have two indisputable motives for paying close attention to ownership: avoiding liability for breach of fiduciary duty and enhancing portfolio values by promoting management accountability. There seems every reason to reestablish the accountability of management to ownership that has been the historical underpinning of capitalism. The violence of hostile takeovers in the 1980s challenged all the myths and realities, all the historical and legal theories of corporate existence. The question "to whom are the mangers of the great corporations accountable?" has not yet been satisfactorily answered. If trust is to be reestablished, initiative and sustaining energy will have to come from the institutional investors. That is what the next five chapters will show. The last chapter will show how it is done.

Endnotes

[1] Allanna Sullivan, "Exxon's Holders Assail Chairman Rawl over Firm's Handling of Alaska Oil Spill," *Wall Street Journal,* May 19, 1989, p. A3.

[2] Announced at Exxon meeting for shareholders (New York, January 10, 1991).

[3] Robin Toner, "Quiet Acts, Silent Halls, as a City Gives Thanks," *New York Times,* November 28, 1985, p. B6.

[4] Maryann Keller, *Rude Awakening: The Rise, Fall, and Struggle for Recovery of General Motors,* William Morrow, New York, 1989, p. 20.

[5] John P. Davis, *Corporations, vol. 1,* Capricorn Books, New York, 1961, p. 20, (originally published in 1905).

[6] *Austin v. Michigan State Chamber of Commerce* (#88-1569), March 27, 1990.

[7] *Ibid.,* Marshall opinion, pp. 6-7.

[8] *Ibid., p. 5.*

[9] *Ibid.*

[10] For the arguments of representatives from each field (Martin Lipton, Jesse Unruh, John Phelan), see Nathaniel Nash, "Shareholders' Rights: Three Views: Vying for Control of the Public Corporation," *New York Times,* February 15, 1987, p. D5.

EXHIBIT F

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 27, 2001

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, #205
Redondo Beach, California 90278

Re: Stockholder Proposal

Dear Mr. Chevedden:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2002 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Emil Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Occidental Petroleum Corporation (OXY) no action request (NAR). It is believed that OXY must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company Fallacy:
Company soapbox lecturing the investor has priority over accuracy.
2) Missing links:
   A) The company has no description of the claimed routine criticism of the 1986 study.
   B) The company makes no claim whatsoever on whether the criticism it is referring to is immaterial or material.
3) Part-whole Fallacy:
The company claims that since it finds information in one chapter of *Power and Accountability* that the company personally does not like, it is conclusive that no information relevant to this proposal in contained in the entire book.
4) There is no explanation on how the position of a corporate governance organization can be interpreted as:
   A) Absolute and
   B) Binding on all members and all corporations
5) The company does not provide any evidence that it asked for the proposal to be condensed within the 14-day period.
6) The company provides no information that the website cases it references are consistent with SLB 14, which is believed to give the burden of proof standard to the company.
7) The company cites no cases after SLB 14 that support its position on websites.
8) The repeated use of the investor party's name and the repeated company lecturing detracts from the credibility of the company based on the merits of the issues.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: OXY
Emil Rossi

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

March 8, 2002

Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and ExchangeCommission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
7-Day Rule to Change Text Following Rule 14a-8 Staff Letter
Emil Rossi Proposal

Ladies and Gentlemen:

The company said it will not allow the 7-days to make the changes directed by the rule 14a-8 Staff letter, Occidental Petroleum Corporation (March 8, 2002).
The company said it will send the final definitive proxy to the publisher on March 11, 2002 with or without the changes directed in Occidental Petroleum Corporation (March 8, 2002).

This is to request that 7-day period be honored by the company.

Sincerely,

John Chevedden
Shareholder
cc:
Linda S. Peterson
Occidental Petroleum Corporation (OXY)
FX: 310/443-6737
PH: 310/443-6189
Emil Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Occidental Petroleum Corporation
Incoming letter dated December 27, 2001

The proposal requests that the board of directors of Occidental adopt a policy relating to poison pills that "includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur with your view that Occidental can exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "Pills adversely affect ..." and ends "... www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;

- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;

- specifically identify the institutional investors that the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in the heading and those two paragraphs;

- provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" or delete the sentence;

- provide a citation to a specific source for the sentence, "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe [BNI] 2001 annual meeting" or delete the sentence and the heading "68% Vote at a Major Company"; and

- delete the phrase "have redeemed poison pills or."

Accordingly, unless the proponent provides Occidental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor